Exhibit 99.1

21Vianet Group, Inc. Reports Second Quarter 2015

Unaudited Financial Results

2Q15 Net Revenues Up 31.7% YOY to RMB866.8 Million

2Q15 Adjusted EBITDA Up 13.2% YOY to RMB149.4 Million

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time, August 26, 2015

BEIJING, August 26, 2015 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the second quarter of 2015. The Company will hold a conference call at 8:00 p.m. Eastern Time on August 26, 2015. Dial-in details are provided at the end of the release.

Second Quarter 2015 Financial Highlights

•	Net revenues increased by 31.7% to RMB866.8 million (US$139.8 million) from RMB658.0 million in the comparative period in 2014.

•	Adjusted EBITDA[1] increased by 13.2% to RMB149.4 million (US$24.1 million) from RMB132.0 million in the comparative period in 2014.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “During the second quarter, we further executed on our strategy with steady growth in our core internet data center (“IDC”) and CDN businesses. For our IDC businesses, demand remains strong as we had another quarter of increasing cabinet sales. Following a seasonally soft first quarter, our CDN business also started to recover and is expected to further improve in the second half of 2015. However, this quarter also brought with it some challenges, including delays in new cabinet builds, continued headwinds in bandwidth prices and incremental costs due to organizational transitions, As we further optimize our operations, strengthen our organization and continue to invest in core growth opportunities, we are confident in our ability to address these challenges and re-accelerate our growth organically and profitably.”

Mr. Terry Wang, Chief Financial Officer of the Company, commented, “We finished another quarter of steady growth, with net revenues growing by 31.7% year over year and adjusted EBITDA growing by 13.2% year over year. We further improved our data center utilization rate to 67.5% from 65.0%, while maintaining our low hosting churn rate of 0.37%. In addition, our days-sales-outstanding (“DSO”) also further improved to 77 days in the second quarter of 2015. However, we also recognize that our operating results this quarter were softer than expected in a few areas, and we are actively working with our operations team to address these issues. As we fine-tune our cost structure and become more disciplined in our capital investment programs in a market that is increasingly sophisticated and value-driven, we believe we are well positioned to capitalize on our strategy as a leading internet infrastructure services provider.”

Second Quarter 2015 Financial Results

REVENUES: Net revenues for the second quarter of 2015 increased by 31.7% to RMB866.8 million (US$139.8 million) from RMB658.0 million in the comparative period in 2014.

[1]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable and EBITDA is defined as net profit (loss) from operations before income tax expense (benefit), foreign exchange gain, other expenses, other income, interest expense, interest income and depreciation and amortization.

Net revenues from hosting and related services increased by 37.9% to RMB643.7 million (US$103.8 million) in the second quarter of 2015 from RMB466.9 million in the comparative period in 2014, primarily due to contributions from acquisitions, an increase in the total number of cabinets under management, as well as a year-over-year increase in demand for the Company’s cloud and CDN services, partially offset by the transition to a Value Added Tax (“VAT”) system. Net revenues from managed network services increased by 16.7% to RMB223.1 million (US$36.0 million) in the second quarter of 2015 from RMB191.1 million in the comparative period in 2014 primarily driven by the contributions from acquisitions, which was partially offset by industry-wide decline in bandwidth prices and the transition to a VAT system.

GROSS PROFIT: Gross profit for the second quarter of 2015 increased by 12.9% to RMB204.0 million (US$32.9 million) from RMB180.6 million in the comparative period in 2014. Gross margin for the second quarter of 2015 was 23.5%, compared with 27.4% in the comparative period in 2014. The decrease in gross margin was primarily due to continued softness in MNS business and higher spending in telecom and electricity costs.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, increased by 24.2% to RMB245.7 million (US$39.6 million) from RMB197.9 million in the comparative period in 2014. Adjusted gross margin was 28.3% in the second quarter of 2015, compared with 30.1% in the comparative period in 2014.

OPERATING EXPENSES: Total operating expenses increased to RMB293.6 million (US$47.4 million) from RMB156.7 million in the comparative period in 2014. Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB209.5 million (US$33.8 million) from RMB132.9 million in the comparative period in 2014. As a percentage of net revenue, adjusted operating expenses were 24.2%, compared with 20.2% in the comparative period in 2014 and 24.3% in the first quarter of 2015.

Sales and marketing expenses increased by 32.7% to RMB78.0 million (US$12.6 million) from RMB58.8 million in the comparative period in 2014, primarily due to an increase in the number of the sales and service personnel in the Company’s overall business and acquisitions of businesses with higher sales and marketing expenses.

General and administrative expenses increased by 160.9% to RMB166.9 million (US$26.9 million) from RMB64.0 million in the comparative period in 2014, primarily due to increased headcount associated with the growth in the Company’s overall business, acquisitions with higher general and administrative expenses and incremental expenses due to organizational transitions.

Research and development expenses increased by 27.6% to RMB32.1 million (US$5.2 million) from RMB25.1 million in the comparative period in 2014, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand its cloud computing and CDN service offerings.

Change in the fair value of contingent purchase consideration payable was a loss of RMB16.4 million (US$2.7 million) in the second quarter of 2015, compared with a loss of RMB8.8 million in the comparative period in 2014.

ADJUSTED EBITDA: Adjusted EBITDA for the second quarter of 2015 increased by 13.2% to RMB149.4 million (US$24.1 million) from RMB132.0 million in the comparative period in 2014. Adjusted EBITDA margin for the quarter was 17.2% compared with 20.1% in the comparative period in 2014 and 19.4% in the first quarter of 2015. Adjusted EBITDA in the second quarter of 2015 excludes share-based compensation expenses of RMB69.8 million (US$11.3 million) and changes in the fair value of contingent purchase consideration payable of RMB16.6 million (US$2.7 million).

NET PROFIT/LOSS: Net loss for the second quarter of 2015 was RMB141.8 million (US$22.9 million), compared with a net loss of RMB59.5 million in the comparative period in 2014.

Adjusted net loss for the second quarter of 2015 was RMB16.0 million (US$2.6 million) compared with an adjusted net profit of RMB23.2 million in the comparative period in 2014. Adjusted net loss in the second quarter of 2015 excludes share-based compensation expenses of RMB69.8 million (US$11.3 million), amortization of intangible assets derived from acquisitions of RMB39.4 million (US$6.4 million), changes in the fair value of contingent purchase consideration payable of RMB16.6 million (US$2.7 million) in the aggregate. Adjusted net margin was negative 1.8%, compared with positive 3.5% in the comparative period in 2014 and positive 2.2% in the first quarter of 2015.

EARNING/LOSS PER SHARE: Diluted loss per ordinary share for the second quarter of 2015 was RMB0.28, which represents the equivalent of RMB1.68 (US$0.27) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted loss per share for the second quarter of 2015 was RMB0.02, which represents the equivalent of RMB0.12 (US$0.02) per ADS. Adjusted earnings per share is calculated using adjusted net profit as discussed above divided by the weighted average number of shares.

As of June 30, 2015, the Company had a total of 519.7 million ordinary shares outstanding, or the equivalent of 86.6 million ADSs.

BALANCE SHEET: As of June 30, 2015, the Company’s cash and cash equivalents and short-term investment were RMB2.91 billion (US$469.6 million).

Second Quarter 2015 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet was RMB9,872 in the second quarter of 2015, compared with RMB10,031 in the first quarter of 2015.

•	Total cabinets under management increased to 22,238 as of June 30, 2015 from 22,024 as of March 31, 2015, with 14,957 cabinets in the Company’s self-built data centers and 7,281 cabinets in its partnered data centers.

•	Utilization rate was 67.5% in the second quarter of 2015, compared with 65.0% in the first quarter of 2015.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 0.37% in the second quarter of 2015, compared with 0.19% in the first quarter of 2015.

Recent Developments

On June 10, 2015 the Company announced that its Board of Directors received a non-binding proposal letter, from Mr. Josh Sheng Chen, Chairman of the Board and Chief Executive Officer of the Company, Kingsoft Corporation Limited and Tsinghua Unigroup International Co., Ltd., proposing a “going-private” transaction to acquire all of the outstanding ordinary shares of the Company not already owned by the buyer group.

On June 16, 2015 the Board of Directors formed a special committee of independent directors to review and evaluate the “going-private” proposal. In early July, the Company announced that the Board had retained Morgan Stanley Asia Limited as its financial advisor, K&L Gates LLP as its international and U.S. legal counsel and Conyers Dill & Pearman as its Cayman legal counsel in connection with its review and evaluation of the proposal.

On June 22, 2015, Mr. Shang-Wen Hsiao resigned from his role as Chief Financial Officer of the Company. He was succeeded by Mr. Terry Wang, who previously served as the Company’s independent director and Chair of the Audit Committee since April 2011. Mr. Hsiao was made an advisor to the Board of Directors effective July 1, 2015.

Financial Outlook

For the third quarter of 2015, the Company expects net revenues to be in the range of RMB900 million to RMB940 million, representing approximately 18% year-over-year growth at the mid-point. Adjusted EBITDA is expected to be in the range of RMB146 million to RMB166 million, representing approximately 1% year-over-year growth at the mid-point. For the full year 2015, the Company now expects net revenues to be in the range of RMB3.58 billion to RMB3.68 billion (revised from prior guidance of RMB3.91 billion to RMB4.11 billion), representing approximately 26% growth over 2014 at the mid-point. Adjusted EBITDA for the full year 2015 is expected to be in the range of RMB620 million to RMB660 million (revised from prior guidance of RMB760 million to RMB860 million), representing approximately 15% growth over 2014 at the mid-point. These forecasts reflect the Company’s current and preliminary view, which may be subject to change.

Conference Call

The Company will hold a conference call on Wednesday, August 26, 2015 at 8:00 pm Eastern Time, or Thursday, August 27, 2015 at 8:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	#96476886

The replay will be accessible through September 2, 2015 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-90034211
Conference ID:	#96476886

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2000 to US$1.00, the noon buying rate in effect on June 30, 2015 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter and full year of 2015 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Eric Chu, CFA

+1 908 707 2062

IR@21Vianet.com

Qing Liu

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Charles Eveslage

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2014	June 30, 2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	644,415	1,441,635	232,522
Restricted cash	161,649	100,606	16,227
Accounts and notes receivable, net	739,945	746,964	120,478
Short-term investments	911,242	1,469,620	237,035
Inventories	10,059	12,103	1,952
Prepaid expenses and other current assets	309,441	520,097	83,892
Deferred tax assets	35,002	35,354	5,702
Amount due from related parties	54,867	84,345	13,604

Total current assets	2,866,620	4,410,724	711,412
Non-current assets:
Property and equipment, net	3,036,707	3,505,606	565,420
Intangible assets, net	1,404,453	1,339,583	216,062
Land use right	66,175	65,430	10,553
Deferred tax assets	42,573	48,204	7,775
Goodwill	1,755,970	1,755,970	283,221
Long term investments	126,307	157,970	25,479
Restricted cash	121,415	122,156	19,703
Amount due from related parties	98,500	70,000	11,290
Other non-current assets	121,461	120,385	19,417

Total non-current assets	6,773,561	7,185,304	1,158,920

Total assets	9,640,181	11,596,028	1,870,332

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	160,181	250,000	40,323
Accounts and notes payable	386,074	410,952	66,283
Accrued expenses and other payables	599,491	738,930	119,182
Deferred revenue	347,441	327,233	52,780
Advances from customers	97,679	133,260	21,494
Income taxes payable	35,013	44,074	7,109
Amounts due to related parties	326,804	406,433	65,554
Current portion of long-term bank borrowings	955,647	921,951	148,702

Current portion of capital lease obligations	71,939	73,915	11,922
Current portion of deferred government grant	6,150	6,382	1,029

Current portion of bonds payable	—	264,155	42,606
Deferred tax liabilities	2,696	3,198	516

Total current liabilities	2,989,115	3,580,483	577,500
Non-current liabilities:
Long-term bank borrowings	61,673	102,905	16,598
Deferred revenue	74,044	70,158	11,316
Amounts due to related parties	280,728	19,214	3,099
Unrecognized tax benefits	20,453	11,897	1,919
Deferred tax liabilities	310,340	296,196	47,774
Non-current portion of capital lease obligations	511,679	503,143	81,152

Non-current portion of deferred government grant	27,422	34,180	5,513
Bonds payable	2,264,064	2,000,000	322,581
Mandatorily redeemable noncontrolling interests	100,000	100,000	16,129

Total non-current liabilities	3,650,403	3,137,693	506,081

Redeemable noncontrolling interests	773,706	775,791	125,128
Shareholders’ equity
Treasury stock	(213,665)	(213,665)	(34,462)
Ordinary shares	26	34	5
Additional paid-in capital	4,225,029	6,346,857	1,023,687
Accumulated other comprehensive income loss	(65,754)	(64,981)	(10,481)

Statutory reserves	52,263	58,109	9,372

Accumulated deficit	(1,794,975)	(2,042,693)	(329,466)

Total 21Vianet Group, Inc. shareholders’ equity	2,202,924	4,083,661	658,655
Non-controlling interest	24,033	18,400	2,968

Total shareholders’ equity	2,226,957	4,102,061	661,623

Total liabilities and shareholders’ equity	9,640,181	11,596,028	1,870,332

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended June 30
	June 30, 2014	March 31, 2015	June 30, 2015		June 30, 2014	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	466,880	613,228	643,709	103,824	871,255	1,256,937	202,732
Managed network services	191,137	246,879	223,078	35,980	372,757	469,957	75,799

Total net revenues	658,017	860,107	866,787	139,804	1,244,012	1,726,894	278,531
Cost of revenues	(477,392)	(629,762)	(662,810)	(106,905)	(902,761)	(1,292,572)	(208,479)

Gross profit	180,625	230,345	203,977	32,899	341,251	434,322	70,052
Operating expenses
Sales and marketing	(58,814)	(90,400)	(78,031)	(12,586)	(101,207)	(168,431)	(27,166)
General and administrative	(63,956)	(129,208)	(166,885)	(26,917)	(243,350)	(296,093)	(47,757)
Research and development	(25,130)	(34,031)	(32,059)	(5,171)	(50,335)	(66,090)	(10,660)
Changes in the fair value of contingent purchase consideration payable	(8,807)	(20,946)	(16,643)	(2,684)	(42,735)	(37,589)	(6,063)

Total operating expenses	(156,707)	(274,585)	(293,618)	(47,358)	(437,627)	(568,203)	(91,646)

Other operating income	—	—	8,569	1,382	—	8,569	1,382
Operating profit (loss)	23,918	(44,240)	(81,072)	(13,077)	(96,376)	(125,312)	(20,212)
Interest income	13,575	13,830	20,449	3,298	34,815	34,279	5,529
Interest expense	(48,562)	(71,867)	(71,664)	(11,559)	(97,539)	(143,531)	(23,150)
Loss on debt extinguishment	(41,581)	—	—	—	(41,581)	—	—
Income (loss) from equity method investment	136	11,295	123	20	(240)	11,418	1,842
Other income	230	1,660	2,876	464	3,847	4,536	732
Other expense	(145)	(951)	(183)	(30)	(166)	(1,134)	(183)
Foreign exchange (loss) gain	(6,576)	10,167	(5,269)	(850)	(5,639)	4,898	790

Loss before income taxes	(59,005)	(80,106)	(134,740)	(21,734)	(202,879)	(214,846)	(34,652)
Income tax expense	(460)	(8,563)	(7,091)	(1,144)	(8,012)	(15,654)	(2,525)

Consolidated net loss	(59,465)	(88,669)	(141,831)	(22,878)	(210,891)	(230,500)	(37,177)
Net income attributable to non-controlling interest	(2,756)	(8,058)	(3,315)	(535)	(3,104)	(11,373)	(1,834)

Net loss attributable to ordinary shareholders	(62,221)	(96,727)	(145,146)	(23,413)	(213,995)	(241,873)	(39,011)

Loss per share
Basic	(0.16)	(0.23)	(0.28)	(0.05)	(0.53)	(0.51)	(0.08)
Diluted	(0.16)	(0.23)	(0.28)	(0.05)	(0.53)	(0.51)	(0.08)
Shares used in earnings per share computation
Basic*	400,894,924	432,372,059	489,847,525	489,847,525	400,392,899	461,268,566	461,268,566
Diluted*	400,894,924	432,372,059	489,847,525	489,847,525	400,392,899	461,268,566	461,268,566

Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.96)	(1.38)	(1.68)	(0.27)	(3.18)	(3.06)	(0.49)
Diluted	(0.96)	(1.38)	(1.68)	(0.27)	(3.18)	(3.06)	(0.49)

*	Shares used earnings per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended June 30
	June 30, 2014	March 31,2015	June 30, 2015		June 30, 2014	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	180,625	230,345	203,977	32,899	341,251	434,322	70,052
Plus: share-based compensation expense	1,890	2,212	2,305	372	3,558	4,517	729
Plus: amortization of intangible assets derived from acquisitions	15,378	40,169	39,434	6,360	24,176	79,603	12,839

Adjusted gross profit	197,893	272,726	245,716	39,631	368,985	518,442	83,620

Adjusted gross margin	30.1%	31.7%	28.3%	28.3%	29.7%	30.0%	30.0%
Operating expenses	(156,707)	(274,585)	(293,618)	(47,358)	(437,627)	(568,203)	(91,646)
Plus: share-based compensation expense	15,033	44,244	67,496	10,886	152,080	111,740	18,023
Plus: changes in the fair value of contingent purchase consideration payable	8,807	20,946	16,643	2,684	42,735	37,589	6,063

Adjusted operating expenses	(132,867)	(209,395)	(209,479)	(33,788)	(242,812)	(418,874)	(67,560)

Net loss	(59,465)	(88,669)	(141,831)	(22,878)	(210,891)	(230,500)	(37,177)
Plus: share-based compensation expense	16,923	46,456	69,801	11,258	155,638	116,257	18,751
Plus: amortization of intangible assets derived from acquisitions	15,378	40,169	39,434	6,360	24,176	79,603	12,839
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	8,807	20,946	16,643	2,684	45,719	37,589	6,063
Plus: loss on debt extinguishment	41,581	—	—	—	41,581	—	—

Adjusted net profit	23,224	18,902	(15,953)	(2,576)	56,223	2,949	476

Adjusted net margin	3.5%	2.2%	-1.8%	-1.8%	4.5%	0.2%	0.2%
Net loss	(59,465)	(88,669)	(141,831)	(22,878)	(210,891)	(230,500)	(37,177)
Minus: Provision for income taxes	(460)	(8,563)	(7,091)	(1,144)	(8,012)	(15,654)	(2,525)
Minus: Interest income	13,575	13,830	20,449	3,298	34,815	34,279	5,529
Minus: Interest expenses	(48,562)	(71,867)	(71,664)	(11,559)	(97,539)	(143,531)	(23,150)
Minus: loss on debt extinguishment	(41,581)	—	—	—	(41,581)	—	—
Minus: Exchange gain/loss	(6,576)	10,167	(5,269)	(850)	(5,639)	4,898	790
Minus: Loss from equity method investment	136	11,295	123	20	(240)	11,418	1,842
Minus: Other income	230	1,660	2,876	464	3,847	4,536	732
Minus: Other expenses	(145)	(951)	(183)	(30)	(166)	(1,134)	(183)
Plus: depreciation	59,783	93,878	98,462	15,881	106,109	192,340	31,023
Plus: amortization	22,534	49,876	45,517	7,341	36,791	95,393	15,386
Plus: share-based compensation expense	16,923	46,456	69,801	11,258	155,638	116,257	18,751
Plus: changes in the fair value of contingent purchase consideration payable	8,807	20,946	16,643	2,684	42,735	37,589	6,063

Adjusted EBITDA	131,965	166,916	149,351	24,087	244,897	316,267	51,011

Adjusted EBITDA margin	20.1%	19.4%	17.2%	17.2%	19.7%	18.3%	18.3%
Adjusted net profit (loss)	23,224	18,902	(15,953)	(2,576)	56,223	2,949	476
Less: Net income attributable to non-controlling interest	(2,756)	(8,058)	(3,315)	(535)	(3,104)	(11,373)	(1,834)
Adjusted net profit (loss) attributable to the Company’s ordinary shareholders	20,468	10,844	(19,268)	(3,111)	53,119	(8,424)	(1,358)

Adjusted earnings (loss) per share
Basic	0.05	0.02	(0.02)	(0.00)	0.13	(0.00)	(0.00)
Diluted	0.05	0.02	(0.02)	(0.00)	0.13	(0.00)	(0.00)
Shares used in adjusted earnings per share computation:
Basic*	400,894,924	432,372,059	489,847,525	489,847,525	400,392,899	461,268,566	461,268,566
Diluted*	415,461,883	444,663,246	489,847,525	489,847,525	414,916,456	461,268,566	461,268,566

Earnings (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	0.30	0.12	(0.12)	(0.02)	0.78	(0.00)	(0.00)
Diluted	0.30	0.12	(0.12)	(0.02)	0.78	(0.00)	(0.00)

*	Shares used in adjusted earnings/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2015	June 30, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(88,669)	(141,831)	(22,876)
Adjustments to reconcile net profit to net cash generated from operating activities:
Foreign exchange (gain) loss	(10,167)	5,269	850
Changes in the fair value of contingent purchase consideration payable	20,946	16,643	2,684
Depreciation of property and equipment	93,878	98,462	15,881
Amortization of intangible assets	47,709	44,086	7,111
Loss on disposal of property and equipment	131	30	5
Provision for doubtful accounts and other receivables	1,335	2,818	455
Share-based compensation expense	46,456	69,802	11,258
Deferred income taxes benefit	(12,132)	(7,493)	(1,209)
Gain from equity method investment	(11,295)	(123)	(20)
Changes in operating assets and liabilities
Restricted cash	14,739	(46,161)	(7,445)
Inventories	(631)	(1,413)	(228)
Accounts and notes receivable	(9,264)	213	34
Unrecognized tax expense	1,286	(9,842)	(1,587)
Prepaid expenses and other current assets	(76,713)	(125,384)	(20,223)
Amounts due from related parties	(333)	(667)	(108)
Accounts and notes payable	41,476	(16,598)	(2,677)
Accrued expenses and other payables	36,153	(17,548)	(2,830)
Deferred revenue	(9,378)	(14,716)	(2,374)
Advances from customers	8,533	27,048	4,363
Income taxes payable	11,458	(2,397)	(387)
Amounts due to related parties	(1,308)	(950)	(153)
Deferred government grants	7,600	(610)	(98)

Net cash generated from operating activities	111,810	(121,361)	(19,574)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(305,648)	(232,069)	(37,430)
Purchases of intangible assets	(16,335)	(12,258)	(1,977)
Proceeds from disposal of property and equipment	116	137	22
Loans to third parties	(2,030)	(3,760)	(606)
Payments for short-term investments	(733,104)	(819,274)	(132,141)
Proceeds received from maturity of short-term investments	900,000	94,000	15,161
Payments for long-term investments	(20,245)	—	—

Net cash used in investing activities	(177,246)	(973,224)	(156,972)

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	8,714	83,751	13,508
Proceeds from exercise of stock options	1,802	2,687	433
Proceeds from shareholders	626,674	1,181,825	190,617
Proceeds from long-term bank borrowings	42,213	31,710	5,115
Proceeds from short-term bank borrowings	70,000	109,000	17,581
Repayments of short-term bank borrowings	(29,181)	(60,000)	(9,677)
Repayments of long-term bank borrowings	(3,086)	(63,310)	(10,211)
Payments for the purchase of noncontrolling interest, net of cash acquired -Ningbo Tech	(8,000)	—	—
Payments for capital leases	(12,341)	(24,023)	(3,875)

Net cash used in financing activities	696,795	1,261,640	203,490

Effect of foreign exchange rate changes on cash and short term investments	1,640	(2,835)	(457)
Net increase in cash and cash equivalents	632,999	164,220	26,487
Cash and cash equivalents at beginning of period	644,415	1,277,414	206,035

Cash and cash equivalents at end of period	1,277,414	1,441,635	232,522